SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2002

STORA ENSO CORPORATION
(Translation of registrant’s name into English)

Kanavaranta 1
P.O. Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2002	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen General Counsel

News Release	December 20, 2002	[LOGO]

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso to upgrade and modernise assets in France and Sweden

Corbehem
HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that to improve efficiency and enhance asset quality in magazine paper, at its meeting on 20 December 2002 Stora Enso’s Board of Directors approved a plan to rebuild PM5 (paper machine 5) at the Corbehem Mill in northern France, which produces LWC paper for rotogravure printing.

The aim of the project, which is part of the already announced asset restructuring programme, is to exploit the potential of the rotogravure printing market, as there have been no significant investments in rotogravure printing grades lately.

In its present form, which dates from 1988, PM5 has limited potential for further quality development and meeting future market growth in rotogravure, estimated at 5% annually until 2006, according to CEPI (Confederation of
European Paper Industries).

The rebuild of PM5 involves the wet end, the press section and the supercalenders. The annual capacity of the machine will be increased by 55 000 tonnes to 305 000 tonnes, which will not disturb the rotogravure printing grade market balance. The capital expenditure will be EUR 60 million. The project is scheduled to be completed in the beginning of 2004.

Nymölla
To enhance the quality and efficiency of MultiCopy cutsize production, Stora Enso will upgrade and modernise PM1 at the Nymölla Mill in southern Sweden. The aim of the investment is to develop the quality of MultiCopy office paper and maintain a leading market position in document printing papers. The project, which is part of the already announced office paper asset restructuring programme, is scheduled to be completed in the beginning of 2004. The capital expenditure will amount to EUR 23 million.

The investments at Corbehem and Nymölla are in line with Stora Enso’s policy that capital expenditure over the cycle be less than or equal to the amount of depreciation.

For further information, please contact:
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. 715 422 4023
Scott Deitz, Vice
President, Investor Relations, Stora Enso North America,
tel. 715 422 1521

www.storaenso.com/investors
www.storaenso.com/corbehem
www.storaenso.com/nymolla

Stora Enso Magazine Paper is the world’s second-largest producer of coated and uncoated magazine papers. The main markets are Europe and North America. The product area has an annual production capacity of 4.6 million tonnes. Magazine paper is used for magazines, printed advertising material, catalogues and direct marketing.

Stora Enso Fine Paper is the world’s second-largest producer of graphic papers and the sixth-largest producer of office papers. The main markets are Europe and North America. The product area has an annual production capacity of 3.8 million tonnes. Fine paper is used for document printing, commercial printing and high-quality books. Stora Enso’s main office paper production units at Nymölla and Veitsiluoto are profitable, and their products are well positioned in the market. They combine strong brands, continued product development and good customer service.

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43 000 persons are employed in more than 40 countries and the Company’s shares are listed in Helsinki, New York and Stockholm.